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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                       HIGH COUNTRY FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)


            North Carolina                         01-0731354
                                                   ----------

(State of incorporation or organization)    (I.R.S. Employer Identification No.)



         Post Office Box 2748
          149 Jefferson Road                                            (28607)
         Boone, North Carolina                                        (Zip Code)
 (Address of principal executive offices)


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        Securities to be registered pursuant to Section 12(b)of the Act:


Title of each class                              Name of each exchange on which
to be so registered                              each class is to be registered

     None                                                    None

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |_|

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is to become effective pursuant to General Instruction A.(d), check the following box. |X|

Securities   Act   registration   statement  file  number  to  which  this  form
relates:None

        Securities to be registered pursuant to Section 12(g)of the Act:


                           Common Stock, no par value
                                (Title of Class)

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     General. The Registrant is authorized to issue 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. Neither the authorized common stock nor the authorized preferred stock has any par value. There are 1,416,822 shares of the common stock issued and outstanding as of the date of this Form 8-A.

     The common stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other governmental entity. All of the common stock issued and outstanding is duly authorized, validly issued, fully paid, and nonassessable.

     Dividends. The Registrant's Board of Directors has the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. The Registrant's Board of Directors will periodically review its policy concerning dividends. Declarations of dividends, if any, by the Registrant's Board of Directors will depend upon a number of factors, including investment opportunities available to the Registrant, capital requirements, regulatory limitations, the Registrant's results of operations and financial condition, tax considerations and general economic conditions. Upon review of such considerations, the Registrant's Board of Directors may authorize dividends to be paid in the future if it deems such payment appropriate and in compliance with applicable law and regulation. No assurances are given that any dividends will in fact be paid on the common stock or that, if dividends are paid, they will not be reduced or discontinued in the future.

     The principal sources of income to the Registrant initially will consist of income from dividends paid by High Country Bank to the Registrant. North Carolina commercial banks, such as High Country Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Dividends may be paid by High Country Bank from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as High Country Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become "undercapitalized" (as such term is defined in the applicable law and regulations). Consequently, future declarations of cash dividends by the Registrant will depend upon dividend payments by High Country Bank to the Registrant, which payments are subject to various restrictions.

     The holders of the common stock will be entitled to receive and share ratably in such dividends as may be declared thereon by the Registrant's Board of Directors out of funds legally available therefor, subject to applicable statutory and regulatory restrictions.

     Stock Repurchases. The shares of the common stock do not have any redemption provisions. Stock repurchases are subject to Federal Reserve Board regulations.

     Voting Rights. The holders of shares of the common stock, as the only class of capital stock of the Registrant outstanding, possess exclusive voting rights with respect to the Registrant. Such holders have the right to elect the Registrant's Board of Directors and to act on such other matters as are required to be presented to shareholders under North Carolina law or as are otherwise presented to them. Each holder of the common stock will be entitled to one vote per share. The holders of the common stock have no right to vote their shares cumulatively in the election of directors.

     Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Registrant, the holders of the common stock would be entitled to ratably receive, after payment of or making of adequate provisions for all debts and liabilities of the Registrant, all remaining assets of the Registrant available for distribution.

     Preemptive Rights. Holders of the common stock will not be entitled to preemptive rights with respect to any shares which may be issued by the Registrant.

     Preferred Stock. None of the 5,000,000 shares of the Registrant's authorized preferred stock have been issued. Such stock may be issued in one or more series with such rights, preferences, and designations as the Registrant's Board of Directors may from time to time determine subject to applicable law and regulation. If and when such shares are issued, holders of such shares may have certain preferences, powers and rights (including voting rights)senior to the rights of the holders of the common stock. The Registrant's Board of Directors can (without shareholder



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approval) issue  preferred stock with voting and conversion  rights which could, among other things, adversely affect the voting power of the holders of the common stock and assist management in impeding an unfriendly takeover or attempted change in control of the Registrant that some shareholders may consider to be in their best interests but to which management is opposed. The Registrant has no current plans to issue preferred stock.

     Restrictions on Acquisition. Acquisitions of the Registrant and acquisitions of the capital stock of the Registrant are restricted by provisions in the Articles of Incorporation and Bylaws of the Registrant and by various federal and state laws and regulations. The Articles of Incorporation and Bylaws of the Registrant contain certain provisions that are intended to encourage a potential acquiror to negotiate any proposed acquisition of the Registrant directly with the Registrant's Board of Directors.

     An unsolicited non-negotiated takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Registrant's Board of Directors believes it is in the best interests of the Registrant and its shareholders to encourage potential acquirors to negotiate directly with management. The Registrant's Board of Directors believes that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Registrant's Board of Directors that these provisions should not discourage persons from proposing a merger or transaction at prices reflective of the true value of the Registrant and that otherwise is in the best interests of all shareholders. However, these provisions may have the effect of discouraging offers to purchase the Registrant or its securities which are not approved by the Registrant's Board of Directors but which certain of the Registrant's shareholders may deem to be in their best interests or pursuant to which shareholders would receive a substantial premium for their shares over the current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the Registrant's Board of Directors and management more difficult. The Registrant's Board of Directors believes these provisions are in the best interests of the shareholders because they will assist the Registrant's Board of Directors in managing the affairs of the Registrant in the manner they believe to be in the best interests of shareholders generally and because a company's board of directors is often best able in terms of knowledge regarding the company's business and prospects, as well as resources, to negotiate the best transaction for its shareholders as a whole.

     The following description of certain of the provisions of the Articles of Incorporation and Bylaws of the Registrant is necessarily general and reference should be made in each instance to such Articles of Incorporation and Bylaws.

     Board of Directors. The Articles of Incorporation and Bylaws of the Registrant provide that the number of directors shall not be less than five nor more than twenty. The number of directors currently is twelve, but such number may be changed by resolution of the Registrant's Board of Directors. These provisions have the effect of enabling the Registrant's Board of Directors to elect directors friendly to management in the event of a non-negotiated takeover attempt and may make it more difficult for a person seeking to acquire control of the Registrant to gain majority representation on the Registrant's Board of Directors in a relatively short period of time. The Registrant believes these provisions to be important to continuity in the composition and policies of the Registrant's Board of Directors.

     The Articles of Incorporation and Bylaws of the Registrant provides for staggered elections of directors when the number of directors on the Registrant's Board of Directors is nine or more. As a result, the existing twelve directors on the Registrant's Board of Directors have been divided into three classes having terms of one, two, or three years. Beginning with the Registrant's 2003 annual meeting of stockholders (and continuing so long as the number of directors shall be nine or more) all directors will be elected to terms of three years each. The existence of staggered terms has the effect of making it more difficult for a person seeking to acquire control of the Registrant to gain majority representation on the Registrant's Board of Directors.

     Cumulative Voting. The Registrant's Articles of Incorporation do not provide for cumulative voting for any purpose. Cumulative voting in election of directors entitles a shareholder to cast a total number of votes equal to the number of directors to be elected multiplied by the number of his or her shares and to distribute that number of votes among such number of nominees as the shareholder chooses. The absence of cumulative voting for directors limits the ability of a minority shareholder to elect directors. Because the holder of less than a majority of the Registrant's shares cannot be assured representation on the Registrant's Board of Directors, the absence of cumulative voting may




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discourage accumulations of the Registrant's shares or proxy contests that would result in changes in the Registrant's management. The Registrant's Board of Directors believes that: (i) the absence of cumulative voting helps to assure continuity and stability of management and policies; (ii) directors should be elected by a majority of the shareholders to represent the interests of the shareholders as a whole rather than be the special representatives of particular minority interests; and (iii) efforts to elect directors representing specific minority interests are potentially divisive and could impair the operations of the Registrant.

     Special Meetings. The Bylaws of the Registrant provide that special meetings of shareholders of the Registrant may be called by the Chairman of the Board, the Chief Executive Officer, the President, or by the Registrant's Board of Directors. If a special meeting is not called by such persons or entities, shareholder proposals cannot be presented to the shareholders for action until the next annual meeting.

     Preemptive Rights. The Registrant's Articles of Incorporation do not provide for preemptive rights with respect to any shares which may be issued by the Registrant.

     Capital Stock. The Registrant's Articles of Incorporation authorizes the issuance of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. This provides the Registrant's Board of Directors with flexibility to issue additional shares, without further shareholder approval, for proper corporate purposes, including financings, acquisitions, stock dividends, stock splits, employee stock options and other appropriate purposes. However, issuance of additional authorized shares may also have the effect of impeding or deterring future attempts to gain control of the Registrant. The Registrant's Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, dividend rights, and liquidation preferences, which could adversely affect the voting power of the holders of the common stock and discourage an attempt to acquire control of the Registrant. The Registrant's Board of Directors has no plans to issue any preferred stock, except on terms which it deems to be in the best interests of the Registrant and its shareholders. However, the Registrant's Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue preferred stock to persons friendly to management or otherwise in order to impede attempts by third parties to acquire voting control of the Registrant and to impede other transactions not favored by management.

     Director Nominations. The Bylaws of the Registrant require a shareholder who intends to nominate a candidate for election to the Registrant's Board of Directors at a shareholders' meeting to give written notice to the Secretary of the Registrant at least 50 days (but not more than 90 days) in advance of the date of the meeting at which such nomination will be made. The nomination notice is also required to include specified information concerning the nominee and the proposing shareholder. The Registrant's Board of Directors believes that it is in the best interests of the Registrant and its shareholders to provide sufficient time for the Registrant's Board of Directors to study all nominations and to determine whether to recommend to the shareholders that such nominees be considered.

     Supermajority Voting Provisions. The Registrant's Articles of Incorporation requires the affirmative vote of 75% of the outstanding shares entitled to vote to approve a merger, consolidation, or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least 75% of the members of the Continuing Directors (as defined in the Articles of Incorporation) of the Registrant's Board of Directors. "Continuing Directors" generally includes all members of the Registrant's Board of Directors who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which becomes a beneficial owner of 10% or more of the voting shares of the Registrant after the Registrant's date of incorporation. This provision could tend to make the acquisition of the Registrant more difficult to accomplish without the cooperation or favorable recommendation of the Registrant's Board of Directors. When evaluating such business combinations, the Registrant's Board of Directors will consider (i) the social and economic effects of acceptance of such an offer on its depositors, borrowers, other customers, employees, and creditors of the Registrant and its subsidiaries, and on the communities in which the Registrant and its subsidiaries operate or are located; (ii) the ability of the Registrant and its subsidiaries to fulfill the objectives of a bank and/or bank holding company, as applicable, and of commercial banking entities, as applicable, under applicable federal and state statutes and regulations; (iii) the business and financial condition and prospects and earnings prospects of the person or group proposing the combination, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the combination, and other likely financial obligations of such person or group, and the possible effect of such



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conditions  and  prospects  upon the  Registrant  and its  subsidiaries  and the communities in which the Registrant and its subsidiaries are located; (iv) the competence, experience, and integrity of the person or group proposing the combination and its or their management; and (v) the prospects for successful conclusion of the proposed combination.

     Currently, more than 15% of the common stock is owned by five percent or more shareholders and directors and executive officers of the Registrant.

     State and Federal Law Restrictions on Acquisitions. The Registrant's Articles of Incorporation provide that the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act will not apply to the Registrant.

     The Change in Bank Control Act, together with North Carolina regulations, require that the consent of the North Carolina Commissioner of Banks and Federal Reserve Board be obtained prior to any person or company acquiring "control" of a North Carolina-chartered bank or a North Carolina-chartered bank holding company. Upon acquiring control, such acquiror will be deemed to be a bank holding company. Control is conclusively presumed to exist if, among other things, an individual or company acquires the power, directly or indirectly, to direct the management or policies of the Registrant or to vote 25% or more of any class of voting stock. Control is rebuttably presumed to exist under the Change in Bank Control Act if, among other things, a person acquires more than 10% of any class of voting stock, and the issuer's securities are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the person would be the single largest shareholder.
Restrictions applicable to the operations of bank holding companies and conditions imposed by the Federal Reserve in connection with its approval of such acquisitions may deter potential acquirors from seeking to obtain control of the Registrant.

     Resales of the Common Stock. The common stock has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and instead will be issued in reliance on the exemption contained in Section 3(a)(12) thereof for securities issued in connection with certain acquisitions by a bank holding company. Under Section 3(a)(12) and the related provisions of the Securities Act, (i) shares of the common stock will be freely transferable under the Securities Act by those shareholders of the Registrant not deemed to be "affiliates" of the Registrant and (ii) pursuant to Rule 145 under the Securities Act, shares of the common stock acquired by persons who are "affiliates" of the Registrant will be subject to the resale restrictions contained in paragraphs (c), (e), (f), and (g) of Rule 144 under the Securities Act. Affiliates are generally defined as persons who control, are controlled by, or are under common control with the Registrant (generally executive officers and directors).

     Under paragraph (e) of Rule 144, each affiliate of the Registrant, together with any other person whose sales are required to be aggregated with those of the affiliate under Rule 144, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the common stock or
(ii) the average weekly trading volume in such shares during the preceding four calendar weeks. Pursuant to paragraph (f) of Rule 144, the shares are required to be sold in "brokers' transactions," as defined in paragraph (g) of Rule 144, or in transactions directly with a "market maker," as defined in Section 3(a)(38) of the Exchange Act, as well as comply with certain other manner of sale requirements set forth in paragraph (f). Pursuant to paragraph (c) of Rule 144, the ability of affiliates to resell shares of the common stock under Rule 144 will be subject to the Registrant having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates also would be permitted to resell the common stock pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements.



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ITEM 2.   EXHIBITS

Exhibit Number             Description

         (3)(I)            Articles of Incorporation of High Country  Financial
                           Corporation

         (3)(II)           Bylaws of High Country Financial Corporation



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.


                                         HIGH COUNTRY FINANCIAL CORPORATION


Date: June 28  , 2002              By:   /s/ John M. Brubaker
     ----------------                    ---------------------------------------
                                         John M. Brubaker, President



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